

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2013

<u>Via E-mail</u>
Robert Q. Reilly
Executive Vice President and Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222

   Re: **The PNC Financial Services Group, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2012
       Filed March 1, 2013
       File No. 001-09718

Dear Mr. Reilly:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Michael Seaman for

              Suzanne Hayes
              Assistant Director